UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

ASCEND ACQUISITION CORP.

(Name of Small Business Issuer in Its Charter)

000-51840

(Commission File Number)

Delaware	20-3881465
(State or other jurisdiction of Incorporation of organization)	(IRS Employer Identification Number)

970 West Broadway, PMB 402, Jackson, Wyoming 83002

(Address of Principal Executive Offices)

(307) 633-2831

(Issuer’s Telephone Number, Including Area Code)

ASCEND ACQUISITION CORP.

970 West Broadway, PMB 402

Jackson, Wyoming 83002

(307) 633-2831

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION

OF THE BOARD OF DIRECTORS

February 14, 2012

This information statement is being furnished to holders of record of the common stock of Ascend Acquisition Corp., a Delaware corporation (the “Company”), at the close of business on February 14, 2012 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

As of February 14, 2012, the Company had issued and outstanding 8,731,675 shares of common stock, the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders’ meeting if one were to be held. Each share of common stock is entitled to one vote.

No vote or other action by the Company’s stockholders is required in response to this information statement. Proxies are not being solicited.

INTRODUCTION

On December 30, 2011, the Company entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”) with Ascend Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“Merger Sub”), Andover Games, LLC, a Delaware limited liability company (“Andover Games”), and the members of Andover Games (“Signing Members”). Upon the consummation of the transactions contemplated by the Merger Agreement, Merger Sub will be merged with and into Andover Games, with Andover Games surviving the merger and becoming a wholly-owned subsidiary of the Company.

Upon consummation of the merger, the Signing Members will receive a number of shares of the Company’s common stock equal to an aggregate of 75% of the fully diluted capitalization of the Company immediately after the closing of the merger and the Financing (defined below), subject to adjustment as provided for in the Merger Agreement.

Pursuant to the Merger Agreement, the Company is obligated to use its commercial best efforts to raise at least $4 million of equity capital through the sale of the Company’s capital stock (the “Financing”), of which $2 million must be raised prior to the closing of the merger (although all may be rasied prior to the closing of the merger) and up to an additional $2 million may be raised within 30 days thereafter. The Company raising the first $2 million is a condition to closing the merger.

Upon consummation of the merger, Craig dos Santos, Andover Games’ Chief Executive Officer, Ben Lewis, a founder of Andover Games, Richie Hecker, a board member of Andover Games, and Jeremy Zimmer will be appointed to Ascend’s Board of Directors to join Jonathan Ledecky as board members.

Upon consummation of the merger, (i) Craig dos Santos will become the Chief Executive Officer of the Company and Chief Executive Officer and a Manager of Andover Games and will enter into a two-year employment agreement with the Company effective upon consummation of the merger providing for him to be paid an annual salary of $225,000 in exchange for his services, (ii) Richie Hecker will become a director of the Company and will enter into a two-year consulting agreement with the Company effective upon consummation of the merger providing for him to be paid an annual consulting fee of $150,000 in exchange for his services and (iii) Jonathan Ledecky will resign from his position as Chief Executive Officer of the Company and become the non-executive Chairman of the Board of Directors and Interim Chief Financial Officer of the Company and will enter into a two-year consulting agreement with the Company to be effective upon consummation of the merger providing for him to receive an annual consulting fee of $150,000 in exchange for his acting in such capacities.

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As a result of the foregoing, a change of control with respect to the Company’s stock ownership, board of directors and management will occur upon consummation of the merger with Andover Games (the “Change of Control”). On December 30, 2011, immediately prior to entering into the Merger Agreement, the Company obtained the written consent of Ironbound Partners Fund, LLC (“Ironbound”), an affiliate of Jonathan Ledecky and the holder of approximately 85.5% of the Company’s outstanding common stock, approving the Change of Control.

Please read this information statement carefully. It contains certain biographical and other information concerning the Company’s executive officers and directors to be in place upon consummation of the merger.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of February 13, 2012 by (i) those persons or groups known to beneficially own more than 5% of the Company’s common stock, (ii) each current director and executive officer of the Company, (iii) all current executive officers and directors as a group, (iv) each person who is expected to serve as a director and/or executive officer following the Change of Control and (v) all persons who are expected to serve as executive officers and/or directors of the Company following the Change of Control as a group.

The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The following table does not give effect to the merger transaction and the shares of common stock of the Company to be issued in such transaction as the actual number of shares to be issued in the transaction is not currently known.

Name of Beneficial Owner	Number of Shares		Times New Roman
Ironbound Partners Fund, LLC 970 West Broadway, PMB 402 Jackson, Wyoming 83002	7,468,550	(1)(2)	85.5%

Jonathan J. Ledecky 970 West Broadway, PMB 402 Jackson, Wyoming 83002	7,468,550	(2)	85.5%

Craig dos Santos 509 Duboce Avenue San Francisco, California 94117	0		0%

Jeremy Zimmer 9560 Wilshire Blvd. Beverly Hills, CA 90212	250,000		2.9%

Ben Lewis 509 Duboce Avenue San Francisco, California 94117	0		0%

Richie Hecker 509 Duboce Avenue San Francisco, California 94117	0		0%

All current executive officers and directors as a group (1 person)	7,468,550	(2)	85.5%

All executive officers and directors as a group following Change of Control (6 persons)	7,718,550	(2)	88.4%

__________________

* Less than 1%.

(1)	Jonathan J. Ledecky is the Managing Member of Ironbound and as such has sole voting and dispositive power over the shares held by Ironbound.
(2)	Does not include an aggregate of 5,000,000 shares of common stock issuable upon conversion of a promissory note held by Ironbound which may not be convertible within 60 days.

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EXECUTIVE OFFICERS, DIRECTORS AND ADVISORS

The following sets forth information regarding (i) the Company’s current executive officers and directors and (ii) the Company’s executive officers, directors and advisors following the Change of Control. Except with respect to the Merger Agreement, there is no agreement or understanding between the Company and each current or proposed director or executive officer pursuant to which he was selected as an officer or director.

Name	Age	Current Position	Position Following Change of Control

Jonathan J. Ledecky	54	Chief Executive Officer and Director	Non-Executive Chairman of the Board and Interim Chief Financial Officer

Craig dos Santos	30	None	Chief Executive Officer and Director

Jeremy Zimmer	53	None	Director

Ben Lewis	31	None	Director

Richie Hecker	27	None	Director

Lee Linden	29	None	Advisor

Jonathan J. Ledecky

Mr. Ledecky has served as the Company’s chief executive officer and a member of the Company’s Board of Directors since January 2011. Mr. Ledecky has served as chairman of Ironbound, a private investment management fund, since March 1999.  Since June 1999, Mr. Ledecky has also served as chairman of the Ledecky Foundation, a philanthropic organization which contributes funds to programs for the education of disadvantaged inner city youth in Washington, D.C., New York and Boston.  From June 2007 to October 2009, Mr. Ledecky served as president, secretary and a member of the board of directors of Triplecrown Acquisition Corp., a blank check company that completed a business combination with Cullen Agricultural Technologies, Inc.  From July 2005 to December 2007, Mr. Ledecky served as president, secretary and a director of Endeavor Acquisition Corp., a blank check company that completed a business combination with American Apparel.  From January 2007 to April 2009, Mr. Ledecky served as president, secretary and a director of Victory Acquisition Corp., a blank check company that did not complete a business combination and returned all of its capital, representing approximately $330 million, to its public shareholders.  In October 1994, Mr. Ledecky founded U.S. Office Products and served as its chief executive officer until November 1997 and chairman until June 1998. During his tenure, U.S. Office Products completed over 260 acquisitions, and grew to a Fortune 500 company with over $2.6 billion in revenues. In June 1998, U.S. Office Products completed a comprehensive restructuring plan whereby four separate entities were spun off to stockholders and U.S. Office Products underwent a leveraged recapitalization. In connection with these transactions, Mr. Ledecky resigned from his position as chairman of U.S. Office Products and became a director of each of the four spin-off entities. In February 1997, Mr. Ledecky founded Building One Services Corporation (originally Consolidation Capital Corporation), an entity formed to identify attractive consolidation opportunities which ultimately focused on the facilities management industry. In November 1997, Building One raised $552 million in an initial public offering. Mr. Ledecky served as Building One’s chief executive officer from November 1997 through February 1999 and as its chairman from inception through its February 2000 merger with Group Maintenance America Corporation. During his tenure with Building One, it completed 46 acquisitions and grew to over $1.5 billion in revenues. From July 1999 to July 2001, Mr. Ledecky was vice chairman of Lincoln Holdings, owners of the Washington sports franchises in the NBA, NHL and WNBA. Since June 1998, Mr. Ledecky has served as a director of School Specialty, a Nasdaq Global Market listed education company that provides products, programs and services that enhance student achievement and development. School Specialty spun out of U.S. Office Products in June 1998. Since 1994, Mr. Ledecky has been involved with numerous other companies in director positions.

Mr. Ledecky was a trustee of George Washington University, served as a director of the U.S. Chamber of Commerce and served as commissioner on the National Commission on Entrepreneurship. In addition, in 2004, Mr. Ledecky was elected the Chief Marshal of the 2004 Harvard University Commencement, a singular honor bestowed by his alumni peers for a 25th reunion graduate deemed to have made exceptional contributions to Harvard and the greater society while achieving outstanding professional success.

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Mr. Ledecky received a B.A. (cum laude) from Harvard University in 1979 and a M.B.A. from the Harvard Business School in 1983.

We believe Mr. Ledecky is well-qualified to serve as a member of the Board of Directors due to his public company experience, operational experience and business contacts.

Craig dos Santos

Mr. dos Santos co-founded Andover Games in January 2011. In August 2009, Mr. dos Santos started the mobile division of Playdom and served in numerous positions, most recently as executive producer, until October 2010. Playdom focused on social games on Facebook and MySpace. While at Playdom, Mr. dos Santos grew the mobile team and launched games on iOS, Android and WebOS. As an early entrant into the mobile social games space, Mr. dos Santos helped Playdom launch Mobsters, Sorority Life and Social City, all of which were in the top 25 charts in the Apple App Store. Playdom also launched many other successful social games on Facebook before being sold to Disney for up to approximately $760 million in August 2010.

Prior to Playdom, Mr. dos Santos was at iLike from July 2008 until February 2009. iLike was a launch partner during the first launch of the Facebook Platform. At iLike, Mr. dos Santos was in charge of advertising monetization on applications and helped strike deals with Rhapsody, Ticketmaster, Comscore and Nielsen. iLike was sold to MySpace in 2009.

From 2002 to 2006, Mr. dos Santos worked at Microsoft, where he was on the Microsoft Passport and Microsoft Windows Core Security teams. He was responsible for some of the security features in Windows XP as well as Windows Vista.

Mr. dos Santos graduated from Rice University in 2003 with a Bachelors of Science in Electrical and Computer Engineering.

We believe Mr. dos Santos is well-qualified to serve as a member of the Board of Directors due to his experience in the mobile gaming industry and his business contacts.

Jeremy Zimmer

Mr. Zimmer is chief executive officer, board member and a founding partner of United Talent Agency, a global talent and literary agency founded in 1991 representing award-winning artists working in all current and emerging areas of entertainment, including motion pictures, television, music, digital media, books, and branded entertainment. The agency is also recognized worldwide in the areas of film and television packaging, film finance, corporate consulting, branding & licensing, endorsements and the representation of production talent.

Mr. Zimmer oversees more than 125 agents and over 350 employees in United Talent Agency's Beverly Hills and New York offices. He has been a key figure behind United Talent Agency's growth beyond film and television representation, having established the agency's Digital, Branding, Licensing, and Endorsements divisions. Mr. Zimmer is also involved in United Entertainment Group, a joint venture company with United Talent Agency which today is among the industry's largest independent branded entertainment and integrated media firms providing marketing solutions to major consumer brands.

From 1984 to 1989, Mr. Zimmer was with International Creative Management and eventually ran both the Motion Picture Literary and Motion Picture Packaging departments. In 1989, Mr. Zimmer left International Creative Management to become a partner at the Bauer/Benedek Agency, and in 1991 he helped found United Talent Agency through a merger of Bauer/Benedek and Leading Artists Agency. Mr. Zimmer began his career at age 19 in the mailroom of the William Morris Agency.

Mr. Zimmer created and oversees United Talent Agency's Agent Trainee Program and is a frequent speaker on the role of Hollywood in business and culture, and he has taught on the graduate level of UCLA's Producers Program. Mr. Zimmer sits on the Board of Overseers for the Hammer Museum.

We believe Mr. Zimmer is well-qualified to serve as a member of the Board of Directors due to his operational experience and business contacts.

Ben Lewis

Mr. Lewis co-founded Andover Games in January 2011. Mr. Lewis co-founded Tapjoy, a leader in mobile application distribution and monetization, in August 2008, with Lee Linden. Tapjoy started out with a single iPhone game, TapDefense, which was downloaded more than 20 million times and helped launch the Tapjoy ads platform. The Tapjoy ads platform was a new way to monetize free mobile applications. After reaching revenue of $1 million per month in March 2010, Tapjoy merged with Offerpal Media, which had a similar business model for Facebook traffic.

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By March 2011, Tapjoy had 70 employees and was generating over $100 million in annualized revenue and an estimated 60 percent of paid app distribution. Mr. Lewis then left to pursue a new mobile opportunity with Lee Linden called Karma Science, a San Francisco based mobile e-commerce company that makes products and services instantly giftable to millions of consumers from their smartphones.

Mr. Lewis graduated from the University of Michigan with a Computer engineering degree in 2001. He started his professional career at Microsoft from July 2002 to August 2003 as one of the founding engineers of the Xbox Live team. He then returned to the University of Michigan to get his MBA. After graduating from Michigan again, Mr. Lewis went to pursue a career at Google as a Product Manager. While at Google from July 2005 to January 2009, Mr. Lewis managed many successful products including growing the Toolbar from 60 million to 200 million-plus users, managing the launch and growth of Google Checkout, adding sports scores to Search and other products, as well as winning two EMG awards for his work on client team products.

While at the University of Michigan, Mr. Lewis also co-founded an internet company called Bidcentives with Lee Linden.

We believe Mr. Lewis is well-qualified to serve as a member of the Board of Directors due to his experience in the mobile gaming industry and his business contacts.

Richie Hecker

 Mr. Hecker has been a board member of Andover Games since January 2011. In March 2011, Mr. Hecker founded Stockton Equity LLC, a private equity firm specializing in digital media and direct marketing turn-around situations, and serves as its Managing Director. He also co-founded Double Dutch Studios Inc, parent of inSparq, a referral marketing platform for online retailers, in June 2011 and serves as its Executive Chairman. He also recently co-founded tractionandscale.com, a public facing company.

From June 2010 to March 2011, Mr. Hecker was a consultant for Bebo.com, a social networking internet site. From September 2006 to June 2010, Mr. Hecker was the “chief bootstrapper” at Bootstrapper.com, a blog and conference producer for the private equity, venture capital and digital media industries. From June 2008 to January 2009, Mr. Hecker was Chief Marketing Officer of Groupable.com, an online marketplace and platform connecting groups and sponsors. From October 2003 to March 2006, Mr. Hecker was the Chairman and Chief Executive Officer of ZenFinancial, Inc., a call center outsourcing company. In April 2000, Mr. Hecker co-founded ClickZen Worldwide, an interactive advertising agency based in New York, and served as its President until September 2002.

In March 2008, Mr. Hecker co-founded TakesAllTypes.org, a non-profit social media platform for blood donation. Mr. Hecker also serves as a board member of Stakehouse, a social betting platform, and Buyinara, an email marketing company for the direct response television industry.

Mr. Hecker graduated from the State University of New York at Binghamton with a B.S. in financing.

We believe Mr. Hecker is well-qualified to serve as a member of the Board of Directors due to his IT experience and his business contacts.

Lee Linden

Mr. Linden co-founded Andover Games in January 2011. Mr. Linden co-founded (with Ben Lewis) Karma Science in March 2011 and Tapjoy in August 2008. At Tapjoy, Mr. Linden led fundraising and drove business development until its merger with Offerpal Media in March 2010. He then helped grow the combined business to over $100 million in annual revenue, over 9,000 network applications, and the development of first party applications with over 45 million downloads. Prior to Tapjoy, Mr. Linden worked as an associate at Kleiner Perkins Caufield & Byers from February 2008 to the end of 2008 and was a key member of the iFund team, which has made investments in several leading mobile companies. From June 2003 to May 2007, Mr. Linden worked in product development at Microsoft, leading engineering teams for both enterprise and consumer offerings including co-founding the Windows Home Server division. He is also the co-founder of ContestMachine (via YCombinator), a self-service online promotional marketing service with thousands of small business customers. Mr. Linden also co-founded an internet company called Bidcentives with Ben Lewis.

Mr. Linden received a degree in computer engineering at the University of Michigan in 2003 and obtained an MBA from Stanford's Graduate School of Business 2009.

Director Independence and Board Committees

Upon consummation of the transactions contemplated by the Merger Agreement and the Change of Control, Craig dos Santos, Jeremy Zimmer, Richie Hecker and Ben Lewis will be appointed to the Board of Directors to join Mr. Ledecky. The Company believes that each of Messrs. Zimmer and Lewis will be considered independent upon the Change of Control.

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The Company is not a “listed company” under SEC rules. The Company’s common stock is currently traded on the OTC Bulletin Board. Accordingly, the Company is not required to have an audit (and therefore does not have a member that would qualify as an audit committee financial expert), compensation, or nominating committee. Furthermore, the Company does not believe it is necessary for the Board of Directors to appoint such committees, or have a separately designated lead director, because the volume of matters that come before the Board of Directors for consideration permits Mr. Ledecky to give sufficient time and attention to such matters to be involved in all decision making.

The Board of Directors is responsible for overseeing risk management, and receives reports from management periodically.

Family Relationships

There are no family relationships among the Company’s existing or incoming directors or officers.

Involvement in Certain Legal Proceedings

During the past ten years, no current or incoming officer or director of the Company has:

(1) Petitioned for bankruptcy under the federal bankruptcy laws or had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or had a receiver, fiscal agent or similar officer appointed by a court, any business of which such person was a general partner or executive officer either at the time of the bankruptcy or proceeding or within two years prior to that time;

(2) Been convicted in a criminal proceeding or is a named subject of any pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting his involvement the following activities

(a)	Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor brokerage, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing to conduct or practice in connection with such activity;

(b)	Engaging in any type of business practice; or

(c)	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

(4) Been subject to any order, judgment or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days his right to engage in any type of activity described in 3(a) above, or to be associated with persons engaged in any such activity;

(5) Been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

(6) Been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated a federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated;

(7) Been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or fining, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(a) Any federal or state securities or commodities law or regulation; or

(b) Any law or regulation respecting financing institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(c) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

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(8) Been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board of Directors’ Meetings

During the fiscal year ended December 31, 2011, the Board of Directors acted by unanimous written consent on five occasions.

The Board of Directors does not have a formal policy of attendance of directors at the annual meeting. It does encourage such attendance. The Company did not have an annual meeting of stockholders in 2010 or 2011.

Nominating Committee and Shareholder-Director Communications

The Company’s Board of Directors does not have a nominating committee because it does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time. Given the limited scope of the Company’s operations, the Board of Directors believes a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Currently, the entire Board of Directors decides on nominees, on the recommendation of any member of the Board of the Board of Directors, followed by the Board of Director’s review of the candidates’ resumes and interviews of candidates.  There has not been any defined policy or procedural requirements for stockholders to submit recommendations or nomination for directors. However, the Board of Directors will consider suggestions from individual stockholders, subject to evaluation of the person’s merits. Stockholders should communicate nominee suggestions directly to any of the members of the Board of Directors, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, the Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, be familiar with acquisition strategies and money management and be able to promote a diversity of views based on the person’s education, experience and professional employment. Based on the information gathered, the Board of Directors then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

Compliance with Section 16(a) of the Exchange Act

Each director and executive officer of the Company and each beneficial owner of 10% or more of the Company’s common stock is required to report his or her transactions in shares of the Company’s common stock to the SEC within a specified period following a transaction. Based on the Company’s review of filings with the SEC and written representations furnished to the Company during the fiscal year ended December 31, 2011, the directors, executive officers and 10% beneficial owners filed all such reports within the specified time period.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Since the Company’s formation, no executive officer has received any cash compensation for services rendered to the Company, and the Company has not granted any stock options or stock appreciation rights or any awards under long-term incentive plans. The Company is not party to any employment agreements or other compensation plans.

As indicated above, upon consummation of the merger, (i) Craig dos Santos will become the Chief Executive Officer of the Company and will enter into a two-year employment agreement with the Company effective upon consummation of the merger providing for him to be paid an annual salary of $225,000 in exchange for his services, (ii) Richie Hecker will become a director of the Company and will enter into a two-year consulting agreement with the Company effective upon consummation of the merger providing for him to be paid an annual consulting fee of $150,000 in exchange for his services and (iii) Jonathan Ledecky will become the non-executive Chairman of the Board of Directors and Interim Chief Financial Officer of the Company and will enter into a two-year consulting agreement with the Company to be effective upon consummation of the merger providing for him to receive an annual consulting fee of $150,000 in exchange for his acting in such capacities.

Directors’ Compensation

The Company has not paid any compensation to its directors for service on the Board of Directors.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In January 2011, the Company executed a convertible promissory note in favor of Donald K. Rice, a former officer and director of the Company, with a principal amount of $15,000.  The promissory note represented amounts advanced to the Company by Mr. Rice during August and November 2010.   The promissory note was due and payable in full on demand, and bore interest at the rate of 5% per annum. At any time prior to the payment in full of the entire balance of the promissory note, Mr. Rice had the option of converting all or any portion of the unpaid balance of the promissory note into shares of the Company’s common stock at a conversion price equal to $0.15 per share, subject to adjustment upon certain events.

In January 21, 2011, the Company entered into and consummated a Stock Purchase Agreement (the “Purchase Agreement”) with Mr. Rice and Ironbound. Pursuant to the Purchase Agreement, Mr. Rice converted all principal and accrued interest on convertible promissory notes held by him, including the one issued to him in January 2011 described above, into an aggregate of 7,075,000 shares of the Company’s common stock. Immediately after the conversion of the notes, Mr. Rice sold to Ironbound such shares together with an additional 218,550 shares of common stock of the Company held by Mr. Rice, or an aggregate of 7,293,550 shares of common stock for an aggregate purchase price of $310,000.

In connection with the Company’s initial public offering in May 2006, Mr. Rice and the Company had entered into a registration rights agreement providing for registration rights with respect to certain of the shares held by Mr. Rice.  In connection with the Purchase Agreement, these rights were assigned by Mr. Rice to Ironbound.  Accordingly, pursuant to the registration rights agreement, Ironbound has the right to demand that the Company register certain of the shares of common stock of the Company acquired by it from Mr. Rice.  In addition, Ironbound has certain “piggy-back” registration rights on registration statements filed by the Company with respect to such securities. The Company is required to bear the expenses incurred in connection with the filing of any such registration statements.

In March 2011, the Company executed a convertible promissory note in favor of Jonathan Ledecky, with a principal amount of $25,000. The note was due and payable in full on demand and bore interest at the rate of 5% per annum. At any time prior to the payment in full of the entire balance of the note, Mr. Ledecky had the option of converting all or any portion of the unpaid balance of the note into shares of the Company’s common stock at a conversion price equal to $0.19 per share, subject to adjustment upon certain events. The conversion price was based on the market price of the Company’s common stock at the time of the issuance of the note.

In July 2011, the Company executed a convertible promissory note in favor of Mr. Ledecky, with a principal amount of $10,000. The promissory note represented amounts advanced to the Company by Mr. Ledecky during June 2011. The promissory note was due and payable in full on demand and bore an interest rate of 5% per annum. At any time prior to the payment in full of the entire balance of the note, Mr. Ledecky had the option of converting all or any portion of the unpaid balance of the note into shares of the Company’s common stock at a conversion price equal to $0.20 per share, subject to adjustment upon certain events. The conversion price was at a premium to the market price of the Company’s common stock at the time of the issuance of the note.

In July 2011, Mr. Ledecky converted the $35,000 principal amount of the promissory notes issued to him in March 2011 and June 2011 into an aggregate of 175,000 shares of common stock of the Company, or $0.20 per share. Although the promissory note issued to Mr. Ledecky in March 2011 had a conversion price of $0.19, Mr. Ledecky voluntarily converted such note into the Company’s common stock at $0.20 per share. Additionally, the accrued interest on the notes totaling $380 was forfeited and credited to additional paid-in capital as part of the cost of securities issued.

In July 2011, Jeremy Zimmer purchased 250,000 shares of common stock from us for an aggregate purchase price of $50,000, or $0.20 per share, in a private placement.

The Company has agreed to file a registration statement with the SEC to register the resale of the shares of common stock issued upon conversion of the promissory notes converted by Mr. Ledecky in July 2011 and sold in the private placement to Mr. Zimmer promptly after consummation by the Company of a merger, stock exchange, asset acquisition or other form of business combination and to use its best efforts to have such registration statement declared effective as soon as possible. The Company is required to bear the expenses incurred in connection with the filing of such registration statement.

In December 2011, the Company executed a convertible promissory note in favor of Ironbound with a principal amount of $250,000. The promissory note represented amounts advanced to the Company by Ironbound so that the Company could provide certain bridge financing to Andover Games upon execution of the Merger Agreement. The note is due and payable in full upon closing of the merger or, if not consummated, on demand and bears interest at the rate of 5% per annum. If the transactions contemplated by the Merger Agreement are not consummated, at any time prior to the payment in full of the entire balance of the note, Ironbound has the option of converting all or any portion of the unpaid balance of the note into shares of the Company’s common stock at a conversion price equal to $0.05 per share, subject to adjustment upon certain events. The conversion price was based on the market price of the Company’s common stock on the closing at the time of the issuance of the note.

Each of the current or incoming officers or directors of the Company may participate in the Financing on the same terms as other unaffiliated investors.

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OTHER INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and files annual, quarterly and current event reports, proxy statements and other information with the SEC. You can read the Company’s SEC filings, including the information statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document the Company files with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

ASCEND ACQUISITION CORP.

Dated: February 14, 2012

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